Mail Stop 4561

June 22, 2009

Randi Swatt
Acting Chief Executive Officer
Safe Technologies International, Inc.
550 W. Old Country Road, Suite #108
Hicksville, NY 11801
Via facsimile also at: (516) 935-3165

        Re: **Safe Technologies International, Inc.**
                Amendment No. 1 to Preliminary Information Statement on Schedule 14C
                Filed June 15, 2009
                File No. 000-17746

Dear Ms. Swatt:

        This letter will confirm that as of June 15, 2009, we completed our review of your revised filing, and have no further comments on the specific issues raised.

                                Sincerely,

                                Mark P. Shuman
                                Branch Chief - Legal